                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

            Information to Be Included in Statements Filed Pursuant
    To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                              (Amendment No. __)

                              NBC INTERNET, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Class A Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  62873D-10-5
           ---------------------------------------------------------
                                (CUSIP Number)

         Richard Cotton, Executive Vice President and General Counsel,
                      National Broadcasting Company, Inc.
                   30 Rockefeller Plaza, New York, NY 10012,
                                (212) 664-7024
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 30, 1999
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 62873D-10-5                                        Page 2 of 31 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NATIONAL BROADCASTING COMPANY, INC.                      14-1682529
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF           ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  24,550,708**
        EACH              ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                24,550,708**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,550,708**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

     /X/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**       Includes 24,550,708 shares issuable upon conversion of Class B common stock of the Issuer, par value $.0001 per share, and excludes 471,031 shares issuable upon conversion of 471,031 shares of Class B common stock of the Issuer, par value $.0001 per share, issuable upon conversion of a convertible debenture which cannot be so converted until after November 30, 2000, and excludes 30,000 shares held by Robert C. Wright.

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. _________                                          Page 3 of 31 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GENERAL ELECTRIC COMPANY                                 14-0689340
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                -0-
      NUMBER OF           ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  -0-
        EACH              ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                    -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial Ownership of all Shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. _________                                          Page 4 of 31 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NATIONAL BROADCASTING COMPANY HOLDING, INC.                 13-3448662
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) / /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                -0-
      NUMBER OF           ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  -0-
        EACH              ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                    -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial Ownership of all Shares disclaimed by National Broadcasting Company Holding, Inc.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. _________                                          Page  5 of 31 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NBC MULTIMEDIA, INC.                                              13-3716867
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /_/
                                                                         (b) /x/

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF           ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
       OWNED BY                 24,550,708**
        EACH              ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                24,550,708**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         24,550,708**

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

     /x/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**       Includes 24,550,708 shares issuable upon conversion of Class B common stock of the Issuer, par value $.0001 per share, and excludes 471,031 shares issuable upon conversion of 471,031 shares of Class B common stock of the Issuer, par value $.0001 per share, issuable upon conversion of a convertible debenture which cannot be so converted until after November 30, 2000, and excludes 30,000 shares held by Robert C. Wright.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. _________                                          Page 6 of 31 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GE INVESTMENTS SUBSIDIARY, INC.                         _______________
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /_/
                                                                         (b) /x/

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                -0-
      NUMBER OF           ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
    BENEFICIALLY
       OWNED BY                 -0-
        EACH              ------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                    -0-
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

     /x/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


**       Does not include 5,338,357 shares issuable upon conversion of 5,338,357 shares of Class B common stock of the Issuer, par value $.0001 per share, issuable upon conversion of a convertible debenture which cannot be so converted until after November 30, 2000.

CUSIP _____________
               Page 7 of 31 Pages


                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.  Security and Issuer.

         The title and class of equity security to which this statement on
Schedule 13D relates is the Class A common stock, par value $.0001 per share ("Class A Stock"), of NBC Internet, Inc., a Delaware corporation (the "Issuer"). The Issuer also has outstanding Class B common stock, par value $.0001 per share, which is convertible into Class A Stock and which is not publicly traded ("Class B Stock"). The address of the Issuer's principal executive offices is 300 Montgomery Street, 3rd Floor, San Francisco, California 94104.

ITEM 2.  Identity and Background.

         This statement is being filed by National Broadcasting Company, Inc. ("NBC"), a Delaware corporation, for and on behalf of itself, General Electric Company ("GE"), National Broadcasting Company Holding, Inc. ("NBC Holding"), NBC Multimedia, Inc. ("Multimedia") and GE Investments Subsidiary, Inc. ("Investments Sub"). Multimedia is a wholly-owned subsidiary of NBC. NBC is a wholly-owned subsidiary of NBC Holding, and NBC Holding is a wholly-owned subsidiary of GE. Investments Sub is a wholly-owned subsidiary of GE. NBC, GE, NBC Holding, Multimedia and Investments Sub are referred to herein as the "Reporting Persons". An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as
Exhibit 1.

         NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations and the provision of related media and Internet services. Multimedia is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of Multimedia are the development and operation of and investment in interactive and other new

CUSIP _____________
               Page 8 of 31 Pages


media ventures. NBC Holding is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC Holding is a holding company which owns all the common stock of NBC. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services. Investments Sub is a Delaware corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. Investments Sub is engaged in the business of investing in debt and equity instruments and managing its portfolio of such investments.

         Robert C. Wright is the President and Chief Executive Officer of NBC, and his business address is 30 Rockefeller Plaza, New York, New York 10112.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of the Reporting Persons are set forth on Schedules A, B and C attached hereto.

         Except as set forth on Schedule D hereto, during the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         On July 30, 1999 NBC acquired 960,028 shares of common stock of Xoom.com ("Xoom"), par value $0.0001 per share ("Xoom Common Stock"), for $57.29 per share in cash under a stock purchase agreement dated June 11, 1999. The source of funds used to purchase the shares of Xoom Common Stock was the working capital of NBC.

CUSIP _____________
               Page 9 of 31 Pages


         On November 29 and 30, 1999, a series of transactions contemplated by the Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger (which is attached as Exhibit 2 hereto), as amended by the amendment attached as Exhibit 3 hereto (as amended, the "Second Amended and Restated Agreement") among Xoom and certain of its subsidiaries and NBC and certain of its affiliates was consummated. Initially, on November 29, 1999, each share of Xoom Common Stock was converted into the right to receive one share of Class A Stock, and as a result, Multimedia received 960,028 shares of Class A Stock (which on November 30, 1999 was automatically converted into Class B Stock in connection with the merger of Neon Media Corporation ("NMC") and the Issuer described below).

         On November 30, 1999, (A) each share of NMC common stock was exchanged for one share of Class B Stock, which resulted in the issuance of 12,173,111 shares of Class B Stock to Multimedia; and (B) Multimedia, in exchange for its ownership interests in SNAP! LLC (including its options to purchase additional equity interests in SNAP! LLC), received (x) 11,417,569 shares of Class B Stock and (y) a $39,477,953 zero coupon convertible debenture due 2006 from the Issuer, a copy of which is attached as Exhibit 4 to this Schedule 13D ("Convertible Note 1"), which will be convertible by its holder into 471,031 shares of Class B Stock at any time after November 30, 2000.

         Also on November 30, 1999, Investments Sub received a $447,416,805 zero coupon convertible debenture due 2006 from the Issuer, a copy of which is attached as Exhibit 5 to this Schedule 13D ("Convertible Note 2", and together with Convertible Note 1, the "Convertible Notes") in exchange for the assignment to the Issuer of a promissory note of NBC in the amount of $340 million. Convertible Note 2 may be converted by its holder into 5,338,357 shares of Class B Stock at any time after November 30, 2000.

         Each Convertible Note matures on November 30, 2006, the seventh anniversary of the closing of the transactions contemplated by the Second Amended and Restated Agreement. In the event of a change of control, merger or similar transaction, each Convertible Note is redeemable at the purchaser's option at a price equal to the aggregate principal amount or equivalent value in shares. The Issuer may redeem each of the Convertible Notes after the fifth anniversary of the closing at a redemption price equal to the principal at maturity less any original issue discount not accrued on the redemption date. Payments of principal and interest are subordinated in right of payment to the prior payment in full of the Issuer's other indebtedness. However, such subordination does not limit payments of principal or interest unless, at the time of such payment, there is a default in payments of principal or interest under the Issuer's other indebtedness.

CUSIP _____________
               Page 10 of 31 Pages


         On November 17, 1999, Robert C. Wright, the President and Chief Executive Officer of NBC, acquired 17,000 shares of Xoom Common Stock for an aggregate purchase price of $1,056,349, each share of which was automatically converted into the right to receive one share of Class A Stock in connection with the transactions occurring on November 29, 1999 described above. On December 8, 1999, Mr. Wright purchased an additional 13,000 shares of Class A Stock for an aggregate purchase price of $808,025. Mr. Wright used his personal funds in payment of the purchase price of each acquisition.

ITEM 4.  Purpose of Transaction.

         The Reporting Persons entered into the transactions under the Second Amended and Restated Agreement and acquired the shares of Class B Stock as described in this Item 4 of this Schedule 13D in order to acquire a substantial equity interest in the Issuer and consolidate the businesses of Xoom, SNAP! LLC and certain of NBC's Internet assets in a single operating entity. The Reporting Persons have acquired certain rights and assumed certain obligations with respect to the Issuer which are set forth in the various related agreements that were entered into with respect to these transactions, each of which is filed as an exhibit hereto (as indicated below) and incorporated by reference herein. As the holders of the outstanding Class B Stock, the Reporting Persons also are entitled to certain rights under the Issuer's Restated Certificate of Incorporation.

         In particular, the Governance and Investor Rights Agreement, a copy of which is attached as Exhibit 6 hereto (the "Governance and Investor Rights Agreement") sets forth terms pertaining to, among other things, restrictions on acquisition and disposition of the Issuer's securities by NBC and board representation rights. As of the date hereof, NBC and Multimedia beneficially owned 24,550,708 shares of the Class A Stock (including shares issuable upon conversion of Class B Stock, but excluding shares issuable upon conversion of the Convertible Notes), which amounted to approximately 47.3% of the outstanding common stock of the Issuer. If the Convertible Notes are converted after November 30, 2000, NBC and its affiliates could own approximately 52.6% (assuming no issuances of additional shares) of the common stock of the Issuer. Only the Class A Stock is publicly traded. Except for certain matters specified in the Governance and Investor Rights Agreement and the Issuer's restated certificate of incorporation, the Class A Stock and Class B Stock have the same voting rights.

         The holders of the Class B Stock have the right to appoint six of the 13 members of the Issuer's board of directors (and will retain such right so long as such holders own 20% of the outstanding shares of common stock of the Issuer) and the holders of the Class A Stock have the right to appoint the remaining seven members, with the seventh member requiring the

CUSIP _____________
               Page 11 of 31 Pages


nomination of at least seven members of the Issuer's board of directors. However, if the Convertible Notes are converted in full at a time when NBC and its affiliates owns 35% or more of the outstanding shares of common stock of the Issuer, then the holders of the Class B Stock would have the right to appoint seven of the 13 members of the Issuer's board of directors and the holders of the Class A Stock would have the right to appoint the remaining six members. As long as the directors elected by the holders of the Class B Stock do not constitute a majority of the Issuer's board of directors, certain actions by the Issuer will require the approval of the directors elected by the holder of Class B Stock. As long as the holders of the Class B Stock have the right to elect seven directors to the Issuer's board of directors, certain actions by the Issuer will require the approval of the directors elected by the holders of the Class A Stock.

         The foregoing description of the Governance and Investor Rights Agreement and Convertible Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Governance and Investor Rights Agreement and the Convertible Notes filed as exhibits hereto.

         In addition, CNET, Inc., a Delaware corporation ("CNET") has entered into an agreement with NBC, as further described below in Item 6 of this
Schedule 13D, under which (i) CNET has agreed to vote its shares of Class A Stock in the same manner as NBC with respect to certain change in control transactions involving the Issuer and (ii) NBC has a right of first offer to purchase shares of Class A Stock owned by CNET.

         Subject to the terms of the Governance and Investor Rights Agreement, while it is not their present intention to do so, the Reporting Persons may seek to acquire additional shares of Class A Stock or other securities of the Issuer through open market purchases, privately negotiated transactions, a public tender offer, a merger, reorganization or comparable transaction or otherwise. Alternatively, while it is not their present intention to do so and the Governance and Investor Rights Agreement restricts their ability to do so, the Reporting Persons may dispose of some or all of their interest in the securities of Issuer held by them in the open market, in privately negotiated transactions with third parties, through a public offering upon exercise of the registration rights outlined in Item 6 of this
Schedule 13D, or otherwise, depending on the course of action the Reporting Persons pursue, market conditions and other factors. Although the foregoing represents the range of activities that may be taken by the Reporting Persons with respect to the Issuer, the possible activities of the Reporting Persons are subject to change at any time. All such activities would be performed in compliance with all applicable laws and regulations.

         Except as set forth above, none of the Reporting Persons has any present plans or

CUSIP _____________
               Page 12 of 31 Pages


proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. As of the date hereof, (i) NBC beneficially owned in the aggregate 24,550,708 shares of Class A Stock, representing approximately
47.3% of the outstanding shares of Class A Stock, (ii) Multimedia beneficially owned in the aggregate 24,550,708 shares of Class A Stock, representing approximately 47.3% of the outstanding shares of Class A Stock, and (iii) Robert C. Wright beneficially owned 30,000 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock, in each case including shares of Class A Stock issuable upon conversion of outstanding shares of Class B Stock, but excluding all shares of Class A Stock issuable upon conversion of shares of Class B Stock issuable upon conversion of the Convertible Notes, which may not be converted until after November 30, 2000. GE, Investments Sub and NBC Holding disclaim beneficial ownership of all shares owned by NBC and Multimedia. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Stock owned by Mr. Wright.

         All percentages set forth in this Item 5 are calculated including
(i) approximately 27,365,472 shares of Class A Stock outstanding on the date hereof and (ii) 24,550,708 shares of Class A Stock issuable upon conversion of the outstanding Class B Stock. All percentages set forth in this Item 5 are calculated excluding all shares of Class B Stock issuable upon conversion of the Convertible Notes. All numbers and percentages set forth in this Item 5 assume that all shares of Class B Stock owned by the Reporting Persons are converted into shares of Class A Stock.

         Except as disclosed in Item 3 and this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Class A Stock.

         (b)  The responses of the Reporting Persons to (i) Rows (7) through
(13) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as disclosed in this Item 5, none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any shares of Class A Stock other than shares of Class A Stock which they may be deemed to beneficially own.

         (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction

CUSIP _____________
               Page 13 of 31 Pages


in the Common Stock of the Company during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

         NBC, the Issuer, Investments Sub, CNET, Flying Disc Investments Limited Partnership and Chris Kitze have entered into a registration rights agreement, a copy of which is attached as Exhibit 7 hereto (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Issuer will have the obligation to file a registration statement with the Securities and Exchange Commission upon the request of NBC, CNET, Mr. Kitze or any of their respective transferees for an offering to be made on a continuous basis covering a minimum of $50 million of shares of Class A Stock at any time following the later of the 12-month anniversary of the date of the Registration Rights Agreement (November 30, 1999) and the date upon which the Issuer is first able to file such registration statement on Form S-3. At any time and from time to time during the period in which there is no effective shelf registration statement covering all of the Class A Stock registrable under the Registration Rights Agreement, NBC, CNET, Mr. Kitze or any of their respective transferees may make a written demand that the Issuer effect the registration under the Securities Act of all or part of their shares of Class A Stock, provided that NBC and its transferees, on behalf of NBC and Investments Sub, shall have only four such demand rights and the market value of the shares to be included in each demand registration on Form S-1 must be at least $25,000,000, valued at the time of such request. If, at any time, the Issuer proposes to register any of its equity securities, whether for its own account or for the account of a third party, each party to the Registration Rights Agreement may request that the Issuer include any or all of their shares in the registration. The Registration Rights Agreement also contains other terms and conditions customary for similar transactions. The description of the Registration Rights agreement contained in this Schedule 13D is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 7.

         The Issuer has also issued the Convertible Notes to Multimedia and Investments Sub as described in Item 3 above. If both Convertible
Notes are converted in full at a time when NBC and its affiliates own 35% or more of the outstanding shares of the Issuer's common stock, the holders of the Class B Stock would have the right to elect seven of the 13 members of the Issuer's board of directors and the holders of the Class A Stock would have the right to elect the remaining six directors. If both of the

CUSIP _____________
               Page 14 of 31 Pages


Convertible Notes are not converted in full, the holders of the Class B Stock will have the right to elect six of the 13 members of the Issuer's board of directors. The holders of the Class A Stock will have the right to elect the remaining seven directors. The description of the Convertible Notes contained in this Schedule 13D is qualified in its entirety by reference to the Convertible Notes attached hereto as Exhibits 4 and 5.

         NBC and the Issuer have entered into the Governance and Investor Rights Agreement with respect to the governance of the Issuer. Pursuant to the Governance and Investor Rights Agreement, NBC agreed not to, and to cause each of the Reporting Persons and its affiliates not to, without the prior approval of the directors nominated by the Class A Stock and subject to certain exceptions: (a) acquire, offer to propose to acquire, or agree to acquire additional shares of the Issuer; (b) solicit proxies in connection with an amendment to the Issuer's restated certificate of incorporation or for the election of Class A directors; or (c) propose to the holders of the Class A Stock a merger, business combination or similar transaction ((a),(b) and (c) collectively, the "Standstill Restrictions"). In addition to certain specified exceptions, the foregoing Standstill Restrictions on NBC and its affiliates only apply until the earliest to occur of the following events:
(i) November 30, 2002; (ii) the first anniversary of the date on which NBC and its restricted affiliates or any filing group of which they are a part no longer owns any shares of Class B Common Stock; (iii) a third party tender offer; (iv) the date the Issuer enters into an agreement that will result in a change of control of the Issuer or (v) any change of control of the Issuer. The restrictions may, however, be reinstated if the third party tender offer giving rise to their termination is withdrawn or terminated.

         The Governance and Investor Rights Agreement also contains restrictions on transfer by NBC and its affiliates and provisions which grant NBC certain rights to purchase a proportional share of additional shares of Class B Stock in the event the Issuer issues shares of capital stock and the right to designate nominees to the board of directors of the Issuer. The description of the Governance and Investor Rights Agreement contained in this
Schedule 13D is qualified in its entirety by reference to the Governance and Investor Rights Agreement attached hereto as Exhibit 6.

         CNET has entered into an agreement with NBC, a copy of which is attached as Exhibit 8 hereto (the "Voting and Right of First Offer Agreement") under which CNET has agreed to vote its shares of Class A Stock in the same manner as NBC with respect to the following transactions involving the Issuer: (a) change in control transactions, including a merger, business combination and sale of substantially all assets or equity securities of the Issuer; and (b) other material transactions, including any sale of more than 5% of the total assets or equity securities of the Issuer. In addition, NBC has a right of first offer to purchase shares of Class A Stock owned by CNET upon CNET's notice to NBC describing the material terms of the proposed sale or transfer

CUSIP _____________
               Page 15 of 31 Pages


to a third party other than NBC. The description of the Voting and Right of First Offer Agreement contained in this Schedule 13D is qualified in its entirety by reference to the Voting and Right of First Offer Agreement attached hereto as Exhibit 8.

         Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.  Material to Be Filed as Exhibits.


Exhibit 1           Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2           Second Amended and Restated Agreement and Plan of
                    Contribution, Investment and Merger, dated July 8, 1999, among the Issuer, NBC, Investments Sub, NMC, Xenon 2, Inc.
                    and Xoom.

Exhibit 3           First Amendment to the Second Amended and Restated
                    Agreement and Plan of Contribution, Investment and Merger, dated October 20, 1999, among the Issuer, NBC, Investments
                    Sub, NMC, Xenon 2, Inc. and Xoom.

Exhibit 4 $39,477,953 Subordinated Zero Coupon Convertible Debenture due 2006.

Exhibit 5           $447,416,845 Subordinated Zero Coupon Convertible
                    Debenture due 2006.

Exhibit 6           Governance and Investor Rights Agreement, dated as of
                    November 30, 1999, between the Issuer and NBC.

Exhibit 7           Registration Rights Agreement, dated as of November 30,
                    1999, among the Issuer, CNET, NBC, Investments Sub, Flying
                    Disc Investments Limited Partnership and Chris Kitze.

Exhibit 8           Voting and Right of First Offer Agreement, dated as of
                    November 30, 1999, between NBC and CNET.

CUSIP _____________
                    Page 16 of 31 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             GENERAL ELECTRIC COMPANY

                             By:      /s/ Robert E. Healing
                                      --------------------
                             Name:    Robert E. Healing
                             Title:   Attorney-in-Fact


                             NATIONAL BROADCASTING COMPANY HOLDING, INC.

                             By:     /s/ Mark W. Begor
                                      --------------------
                             Name:    Mark W. Begor
                             Title:   Vice President


                             NATIONAL BROADCASTING COMPANY,
                             INC.

                             By:     /s/ Mark W. Begor
                                      --------------------
                             Name:    Mark W. Begor
                             Title:   Executive Vice President


                             NBC MULTIMEDIA, INC.

                             By:     /s/ Martin J. Yudkovitz
                                      --------------------
                             Name:    Martin J. Yudkovitz
                             Title:   President

CUSIP _____________
                    Page 17 of 31 Pages


                             GE INVESTMENTS SUBSIDIARY, INC.

                             By:      /s/ Robert E. Healing
                                      --------------------
                             Name:    Robert E. Healing
                             Title:   Vice President

Dated:   December 10, 1999

CUSIP _____________
                    Page 18 of 31 Pages

                           SCHEDULE A TO SCHEDULE 13D

                  Filed by National Broadcasting Company, Inc.

                       National Broadcasting Company, Inc.
                        Directors and Executive Officers

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
Directors

S.S. Cathcart         222 Wisconsin Avenue          Retired Chairman, Illinois
                      Suite 103                     Tool Works
                      Lake Forest, IL  60045

Andrea Jung           Avon Products, Inc.           President and Chief
                      1345 Avenue of the Americas   Operating Officer, Avon
                      New York, NY  10105           Products, Inc.

G.G. Michelson        Federated Department Stores   Former Member of the Board
                      151 West 34th Street          of Directors, Federated
                      New York, NY  10001           Department Stores

S. Nunn               King & Spalding               Partner, King & Spalding
                      191 Peachtree Street, N.E.
                      Atlanta, GA 30303

J.D. Opie             General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT  06431          General Electric Company

R.S. Penske           Penske Corporation            Chairman of the Board and
                      13400 Outer Drive, West       President, Penske
                      Detroit, MI  48239-4001       Corporation

F.H.T. Rhodes         Cornell University            President Emeritus, Cornell
                      3104 Snee Building            University
                      Ithaca, NY  14853

A.C. Sigler           Champion International        Retired Chairman of the
                        Corporation                 Board and CEO and former
                      1 Champion Plaza              Director, Champion


CUSIP _____________
                    Page 19 of 31 Pages

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------

                      Stamford, CT  06921           International Corporation

D.A. Warner III       J.P. Morgan & Co., Inc. and   Chairman of the Board,
                      Morgan Guaranty Trust Co.     President, and Chief
                      60 Wall Street                Executive Officer, J.P.
                      New York, NY  10260           Morgan & Co. Incorporated
                                                    and Morgan Guaranty Trust
                                                    Company

J.F. Welch, Jr.       General Electric Company      Chairman of the Board and
                      3135 Easton Turnpike          Chief Executive Officer,
                      Fairfield, CT  06431          General Electric Company

Executive Officers

John F. Welch Jr.     National Broadcasting         Chairman
                        Company, Inc.
                      3135 Easton Turnpike
                      Fairfield, CT  06431

Robert C. Wright      National Broadcasting         Chief Executive Officer &
                        Company, Inc.               President
                      30 Rockefeller Plaza
                      New York, NY 10112

Garth Ancier          National Broadcasting         Executive Vice President
                        Company, Inc.
                      3000 West Alameda Avenue
                      Burbank, CA 91523

Mark W. Begor         National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

William Bolster       CNBC, Inc.                    Executive Vice President
                      2200 Fletcher Avenue
                      Fort Lee, NJ 07024

Richard Cotton        National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Duncan Ebersol        National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

John W. Eck           National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112


CUSIP _____________
                    Page 20 of 31 Pages


Randel A. Falco       National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112


CUSIP _____________
                    Page 21 of 31 Pages


Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
Andrew Lack           National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Scott Sassa           National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Edward Scanlon        National Broadcasting         Executive Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Pamela Thomas-Graham  CNBC.com LLC                   Executive Vice President
                      2200 Fletcher Avenue
                      Ft. Lee, NJ  07024

Kassie Canter         National Broadcasting         Senior Vice President
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

CUSIP _____________
                    Page 22 of 31 Pages



                              NBC Multimedia, Inc.
                          Directors and Executive Officers

Name                     Present Business Address             Present Principal Occupation
----                     ------------------------             ----------------------------
Directors

Mark W. Begor           National Broadcasting Company, Inc.    Executive Vice President,
                        30 Rockefeller Plaza                   National Broadcasting
                        New York, NY 10112                       Company, Inc


Martin J. Yudkovitz     National Broadcasting Company, Inc.    President, NBC Interactive
                        30 Rockefeller Plaza                     Media
                        New York, NY 10112
Executive Officers


Martin J. Yudkovitz     National Broadcasting Company, Inc.    President, NBC Interactive
                        30 Rockefeller Plaza                     Media
                        New York, NY 10112

Margaret Murphy         National Broadcasting Company, Inc.    Vice President, NBC Interactive
                        30 Rockefeller Plaza                     Media
                        New York, NY 10112



Each person listed above is a citizen of the United States of America.

CUSIP _____________
                    Page 23 of 31 Pages

                           SCHEDULE B TO SCHEDULE 13D

                        Filed by General Electric Company

                            General Electric Company
                        Directors and Executive Officers


Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
Directors

J.I. Cash, Jr.        Harvard Business School       Professor of Business
                      Baker Library 187             Administration-Graduate
                      Soldiers Field                School of Business
                      Boston, MA 02163              Administration, Harvard
                                                    University

S.S. Cathcart         222 Wisconsin Avenue          Retired Chairman, Illinois
                      Suite 103                     Tool Works
                      Lake Forest, IL  60045

D.D. Dammerman        General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT  06431          General Electric Company;
                                                    Chairman and Chief Executive
                                                    Officer, General Electric
                                                    Capital Services, Inc.

P. Fresco             Fiat SpA                      Chairman of the Board, Fiat
                      via Nizza 250                 SpA
                      10126 Torino, Italy

A.M. Fudge            Kraft Foods, Inc.             Executive Vice President
                      555 South Broadway
                      Tarrytown, NY  10591

C.X. Gonzalez         Kimberly-Clark de Mexico,     Chairman of the Board and
                      S.A. de C.V.                  Chief Executive Officer,
                      Jose Luis Lagrange 103,       Kimberly-Clark de Mexico,
                      Tercero Piso                  S.A. de C.V.
                      Colonia Los Morales
                      Mexico, D.F. 11510, Mexico

Andrea Jung           Avon Products, Inc.           President and Chief
                      1345 Avenue of the Americas   Operating Officer, Avon
                      New York, NY  10105           Products, Inc.



CUSIP _____________
                    Page 24 of 31 Pages


Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
K.G. Langone          Invemed Associates, Inc.      Chairman, President and
                      375 Park Avenue               Chief Executive Officer,
                      New York, NY 10152            Invemed Associates, Inc.

G.G. Michelson        Federated Department Stores   Former Member of the Board
                      151 West 34th Street          of Directors, Federated
                      New York, NY  10001           Department Stores

S. Nunn               King & Spalding               Partner, King & Spalding
                      191 Peachtree Street, N.E.
                      Atlanta, GA 30303

J.D. Opie             General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT  06431          General Electric Company

R.S. Penske           Penske Corporation            Chairman of the Board and
                      13400 Outer Drive, West       President, Penske
                      Detroit, MI  48239-4001       Corporation

F.H.T. Rhodes         Cornell University            President Emeritus, Cornell
                      3104 Snee Building            University
                      Ithaca, NY  14853

A.C. Sigler           Champion International        Retired Chairman of the
                        Corporation                 Board and CEO and former
                      1 Champion Plaza              Director, Champion
                      Stamford, CT  06921           International Corporation

D.A. Warner III       J.P. Morgan & Co., Inc.       Chairman of the Board,
                      and Morgan Guaranty           President, and Chief
                      Trust Co.                     Executive Officer, J.P.
                      60 Wall Street                Morgan & Co. Incorporated
                      New York, NY  10260           and Morgan Guaranty Trust
                                                    Company

J.F. Welch, Jr.       General Electric Company      Chairman of the Board and
                      3135 Easton Turnpike          Chief Executive Officer,
                      Fairfield, CT  06431          General Electric Company

Executive Officers

J.F. Welch, Jr.       General Electric Company      Chairman of the Board and
                      3135 Easton Turnpike          Chief Executive Officer



CUSIP _____________
                    Page 25 of 31 Pages


Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
                      Fairfield, CT  06431

P.D. Ameen            General Electric Company      Vice President and
                      3135 Easton Turnpike          Comptroller
                      Fairfield, CT  06431

J.R. Bunt             General Electric Company      Vice President and Treasurer
                      3135 Easton Turnpike
                      Fairfield, CT  06431

D.L. Calhoun          General Electric Company      Senior Vice President - GE
                      Nela Park                     Lighting
                      Cleveland, OH 44122

W.J. Conaty           General Electric Company      Senior Vice President -
                      3135 Easton Turnpike          Human Resources
                      Fairfield, CT  06431

D.M. Cote             General Electric Company      Senior Vice President - GE
                      3135 Easton Turnpike          Appliances
                      Fairfield, CT  06431

D.D. Dammerman        General Electric Company      Vice Chairman of the Board
                                                    and Executive Officer,
                                                    General Electric Company;
                                                    Chairman and Chief Executive
                                                    Officer, General Electric
                                                    Capital Services, Inc.

L.S. Edelheit         General Electric Company      Senior Vice President -
                      P.O. Box 8                    Corporate Research and
                      Schenectady, NY  12301        Development

B.W. Heineman, Jr.    General Electric Company      Senior Vice President -
                      3135 Easton Turnpike          General Counsel and
                      Fairfield, CT  06431          Secretary

J.R. Immelt           General Electric Company      Senior Vice President - GE
                      P.O. Box 414                  Medical Systems
                      Milwaukee, WI 53201

G.S. Malm             General Electric Company      Senior Vice President - Asia



CUSIP _____________
                    Page 26 of 31 Pages


Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
                      3135 Easton Turnpike
                      Fairfield, CT  06431

W.J. McNerney, Jr.    General Electric Company      Senior Vice President - GE
                      1 Neumann Way                 Aircraft Engines
                      Cincinnati, OH 05215

R.L. Nardelli         General Electric Company      Senior Vice President - GE
                      1 River Road                  Power Systems
                      Schenectady, NY  12345

R.W. Nelson           General Electric Company      Vice President - Corporate
                      3135 Easton Turnpike          Financial Planning and
                      Fairfield, CT  06431          Analysis

J.D. Opie             General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer
                      Fairfield, CT  06431

G.M. Reiner           General Electric Company      Senior Vice President -
                      3135 Easton Turnpike          Chief Information Officer
                      Fairfield, CT  06431

J.G. Rice             General Electric Company      Vice President - GE
                      2901 East Lake Road           Transportation Systems
                      Erie, PA  16531

G.L. Rogers           General Electric Company      Senior Vice President - GE
                      1 Plastics Avenue             Plastics
                      Pittsfield, MA  01201

K.S. Sherin           General Electric Company      Senior Vice President -
                      3135 Easton Turnpike          Finance and Chief Financial
                      Fairfield, CT  06431          Officer

L.G. Trotter          General Electric Company      Senior Vice President - GE
                      41 Woodward Avenue            Industrial Systems
                      Plainville, CT  06062

Each person listed above is a citizen of the United States of America except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; Andrea Jung, who is a citizen of Canada; and G.S. Malm, who is a citizen of Sweden.

CUSIP _____________
                    Page 27 of 31 Pages

                       GE Investments Subsidiary, Inc.
                      Directors and Executive Officers


NAME                  PRESENT BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION
--------             --------------------------    ------------------------------

Directors

Philip D. Ameen      General Electric Company      Vice President and
                     3135 Easton Turnpike            Comptroller, General
                     Fairfield, CT 06431             Electric Company

James R. Bunt        General Electric Company      Vice President and
                     3135 Easton Turnpike            Treasurer, General
                     Fairfield, CT 06431             Electric Company

John M. Samuels      General Electric Company      Vice President and Senior
                     3135 Easton Turnpike            Counsel, General Electric
                     Fairfield, CT 06431             Company


Executive Officers

James R. Bunt        General Electric Company      Vice President and
                     3135 Easton Turnpike            Treasurer, General
                     Fairfield, CT 06431             Electric Company

John M. Samuels      General Electric Company      Vice President and Senior
                     3135 Easton Turnpike            Counsel, General Electric
                     Fairfield, CT 06431             Company

Philip D. Ameen      General Electric Company      Vice President and
                     3135 Easton Turnpike            Comptroller, General
                     Fairfield, CT 06431             Electric Company

Robert E. Healing    General Electric Company      Corporate Counsel,
                     3135 Easton Turnpike            General Electric Company
                     Fairfield, CT 06431

Eliza W. Fraser      General Electric Company      Associate Corporate
                     3135 Easton Turnpike            Counsel, General Electric
                     Fairfield, CT 06431             Company

Mark E. Buchanan     General Electric Company      Manager, State Tax,
                     3135 Easton Turnpike            General Electric Company
                     Fairfield, CT 06431

Barbara A. Melita    General Electric Company      Tax Specialist
                     3135 Easton Turnpike            General Electric Company
                     Fairfield, CT 06431

Robert J. Zalucki    General Electric Company      Tax Counsel and Quality
                     3135 Easton Turnpike            Leader, General
                     Fairfield, CT 06431             Electric Company



CUSIP _____________
                    Page 28 of 31 Pages

                           SCHEDULE C TO SCHEDULE 13D

              Filed by National Broadcasting Company Holding, Inc.

                   National Broadcasting Company Holding, Inc.
                        Directors and Executive Officers


Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
Directors

S.S. Cathcart         222 Wisconsin Avenue          Retired Chairman, Illinois
                      Suite 103                     Tool Works
                      Lake Forest, IL  60045

Andrea Jung           Avon Products, Inc.           President and Chief
                      1345 Avenue of the Americas   Operating Officer, Avon
                      New York, NY  10105           Products, Inc.

G.G. Michelson        Federated Department Stores   Former Member of the Board
                      151 West 34th Street          of Directors, Federated
                      New York, NY  10001           Department Stores

S. Nunn               King & Spalding               Partner, King & Spalding
                      191 Peachtree Street, N.E.
                      Atlanta, GA 30303

J.D. Opie             General Electric Company      Vice Chairman of the Board
                      3135 Easton Turnpike          and Executive Officer,
                      Fairfield, CT  06431          General Electric Company

R.S. Penske           Penske Corporation            Chairman of the Board and
                      13400 Outer Drive, West       President, Penske
                      Detroit, MI  48239-4001       Corporation

F.H.T. Rhodes         Cornell University            President Emeritus, Cornell
                      3104 Snee Building            University
                      Ithaca, NY  14853



CUSIP _____________
                    Page 29 of 31 Pages

Name                  Present Business Address      Present Principal Occupation
----                  ------------------------      ----------------------------
A.C. Sigler           Champion International        Retired Chairman of the
                        Corporation                 Board and CEO and former
                      1 Champion Plaza              Director, Champion
                      Stamford, CT  06921           International Corporation

D.A. Warner III       J.P. Morgan & Co., Inc.       Chairman of the Board,
                      and Morgan Guaranty           President, and Chief
                      Trust Co.                     Executive Officer, J.P.
                      60 Wall Street                Morgan & Co. Incorporated
                      New York, NY  10260           and Morgan Guaranty Trust
                                                    Company

J.F. Welch, Jr.       General Electric Company      Chairman of the Board and
                      3135 Easton Turnpike          Chief Executive Officer,
                      Fairfield, CT  06431          General Electric Company

Executive Officers

Robert C. Wright      National Broadcasting         Chief Executive Officer and
                        Company, Inc.               President
                      30 Rockefeller Plaza
                      New York, NY 10112

Mark W. Begor         National Broadcasting         Vice President and Treasurer
                        Company, Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

CUSIP _____________
                    Page 30 of 31 Pages

                           SCHEDULE D TO SCHEDULE 13D

                    GE CONVICTIONS WITHIN THE PAST FIVE YEARS
                    -----------------------------------------


1. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

         In April 1994, IGE Medical Systems Limited ("IGEMS"), a U.K. subsidiary of GE Medical Systems, discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of GBP 5,000 and assessed costs of GBP 5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

CUSIP _____________
                    Page 31 of 31 Pages

                                  EXHIBIT INDEX


Exhibit No.
-----------
Exhibit 1           Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2           Second Amended and Restated Agreement and Plan of
                    Contribution, Investment and Merger, dated July 8, 1999, among the Issuer, NBC, Investments Sub, NMC, Xenon 2, Inc.
                    and XOOM.

Exhibit 3           First Amendment to the Second Amended and Restated
                    Agreement and Plan of Contribution, Investment and Merger, dated October 20, 1999, among the Issuer, NBC, Investments
                    Sub, NMC, Xenon 2, Inc. and XOOM.

Exhibit 4 $39,477,953 Subordinated Zero Coupon Convertible Debenture due 2006.

Exhibit 5           $447,416,845 Subordinated Zero Coupon Convertible
                    Debenture due 2006.

Exhibit 6           Governance and Investor Rights Agreement, dated as of
                    November 30, 1999, among the Issuer and NBC.

Exhibit 7           Registration Rights Agreement, dated as of November 30,
                    1999, among the Issuer, CNET, NBC, Investments Sub, Flying
                    Disc Investments Limited Partnership and Chris Kitze.

Exhibit 8           Voting and Right of First Offer Agreement, dated as of
                    November 30, 1999, among NBC and CNET.